February 24, 2012
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	Platinum Energy Solutions, Inc. Form RW Request to Withdraw Registration Statement on Form 8-A filed January 30, 2012 File Number 001-35414

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Platinum Energy Solutions, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 8-A12B (File No. 001-35414) filed on January 30, 2012 (the “Form 8-A”). The Company is requesting the withdrawal of the Form 8-A because it does not expect its Registration Statement on Form S-1 (File No. 333-177029) to become effective within 30 days of the date the Commission received a certification from the New York Stock Exchange that the Company’s securities had been approved for listing and registration. No securities have been sold in connection with this offering.

The Company respectfully requests that you provide a copy of the order consenting to the withdrawal of the Form 8-A to the undersigned via facsimile at (832) 487-0761.

Thank you for you assistance.

Very truly yours,

/s/ J. Clarke Legler, II
J. Clarke Legler, II Chief Financial Officer